[redacted]

82-1209

GGL Diamond Corp.

02 JUN 20

02034964

904 - 675 W. Hastings Street
Vancouver, B.C. Canada V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

02 JUN 17 AM 11:07

SUPPL

June 4, 2002

TSX Venture SYMBOL: GGL

News Release

GGL Diamond Corp. Updates News on Doyle Lake Claim Dispute and Exploration Progress

Vancouver, BC – GGL Diamond Corp. (GGL – TSX Venture) has received a letter from the Minister of Indian Affairs and Northern Development which states that the Tribunal Members (all three from the Mineral Resources Directorate) have been appointed, and will contact us shortly regarding procedures and time lines.

CH Project Area

Ground surveys over selected targets are in progress. Targets have been identified on the Seahorse, Courageous, Mackay and G claim areas. Surveys on the Zip claims will start when the snow cover is gone to allow heavy mineral sampling to confirm or define the end of the strong linear kimberlitic indicator mineral train. The foregoing work is preparatory to drilling. The Company has staked and made application to record mineral claims in the Seahorse area to protect a selected target and to acquire a new area with indicator mineral support.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

dlw 6/17

For more information, visit our web site at www.ggldiamond.com or contact Susan de Stein at (604) 684-3376 for more information, or email us at info@gerle.com.